

July 24, 2023

Matt J. Chambless
Chief Financial Officer
Computer Programs & Systems, Inc.
54 St. Emanuel Street
Mobile, Alabama 36602

>   **Re: Computer Programs & Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 16, 2023**
>   **File No. 000-49796**

Dear Matt J. Chambless:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Management Overview, page 44

1.   You disclose that retention of existing Acute Care EHR customers is a key component of your long-term growth strategy and retention rates for these customers have remained in the mid-to-high 90th percentile ranges without deviating materially from 2019 to 2022. Please revise to disclose the actual retention rates for the periods presented as you appear to do in your March and June 2023 Investor Presentations.

Results of Operations

2022 Compared to 2021, page 48

2.   You disclose that the number of new hospital clients for your Acute Care EHR solutions for the periods presented. Please tell us your consideration to disclose the total number of such clients as of the end of each period presented to add context to this disclosure. In this regard, we note that such information is provided in your March and June 2023 Investor Presentations.

Consolidated Financial Statements

Consolidated Statement of Operations, page 67

3.   You present cost of sales exclusive of amortization expense and a subtotal for gross profit. Please tell us how your presentation complies with SAB Topic 11.B. In this regard, you should either include the amortization of acquisition-related intangibles in cost of sales or remove the gross profit subtotal from your statements of operations. Your discussion of gross profit and gross margin in MD&A should be similarly revised. In your response, provide us with the amount of amortization expense excluded from costs of sales for each period presented.

Note 5. Software Development, page 80

4.   We note you have determined that the change in accounting for software development costs is a change in accounting estimate effected by a change in accounting principle. Please provide us with a detailed analysis of how you determined that this change was not a correction of an error. In this regard, you state that your ongoing monitoring activities revealed that your then-current capitalization methodology did not fully reflect all of the activities critical to develop software assets.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology